

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

May 19, 2010

Peter I. Lynch, President
Winn-Dixie, Inc.
5050 Edgewood Court
Jacksonville, FL 32224-3699

> **Re:** **Winn-Dixie, Inc.**
> **Form 10-K for Fiscal Year Ended June 24, 2009**
> **Filed August 24, 2009**
> **File No. 1-3657**

Dear Mr. Lynch:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director